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November 13, 2006

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Israel Technology Acquisition Corp. Registration Statement on Form S-4 File No. 333-136092 Filed July 27, 2006 Form 10-K for the period ending December 31, 2005 File No. 0-51259

Dear Mr. Reynolds:

On behalf of Israel Technology Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 3, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to John Zitko. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover Page

1.
We reissue comment five from our letter of September 6, 2006. We note your response that not all IXI security holders have voted with respect to the merger agreement and the issuance of ITAC shares in exchange for their IXI shares however, and as you disclose on page three of the prospectus, the merger agreement has already been approved by the holders of a majority of IXI stock and the approval of the remaining shareholders is not required.

Mr. John Reynolds
November 13, 2006

Therefore, it appears that there is no investment decision remaining to be made by IXI shareholders and the shares to be issued pursuant to the merger agreement may not be registered on this prospectus, in accordance with Section 5 of the '33 Act.

Please provide the Staff with a detailed legal analysis supporting your view that they may be registered or remove such shares from the registration statement.

With respect to the Staff’s argument that registration is not permitted because it appears no investment decision remains to be made by the IXI Mobile, Inc. (“IXI Mobile”) security holders, we respectfully disagree. There are many instances where the Commission allows the registration of securities notwithstanding the fact that no investment decision needs to be made on behalf of the recipients. For instance, “spin-offs” often require registration notwithstanding the fact that recipients make no investment decision prior to receiving securities. In a “spin-off,” a parent company distributes shares of a subsidiary to the parent company’s shareholders. No investment decision is made by the shareholders prior to their receipt of securities - instead, the parent company simply makes a determination to spin-off the subsidiary shares and then shareholders receive such shares without any action on their part. As set forth in Staff Legal Bulletin No. 4 (September 16, 1997), if such a company is unable to satisfy a five-part test enumerated in the bulletin, registration of the shares issued in the spin-off would be required. One part of the test to avoid registration is that the recipients provide no consideration for the shares they receive in the spin-off. If this requirement cannot be met, the shares must be registered because the transaction involves a “sale” of the securities being issued by the parent company. Accordingly, it is clear that the Commission recognizes situations where registration of securities is required even though no investment decision is made on the part of the recipients. In the Company’s case, the same situation would arise - the securities to be issued to IXI Mobile security holders would constitute a “sale” as they would be returning something of value (their IXI Mobile securities) to the Company in exchange for the Company’s securities. Therefore, notwithstanding the fact that an investment decision may not be remaining on the part of the IXI Mobile security holders, registration would still be required as no other exemption from registration is available.

Mr. John Reynolds
November 13, 2006

Moreover, General Instruction A(1) to Form S-4 specifically indicates that Form S-4 may be used for registration under the Securities Act of securities to be issued “in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired.” In the present case, under Delaware corporate law, IXI Mobile was not required to have all of its security holders approve the merger - instead, applicable corporate law allowed IXI Mobile to receive approval of the merger by majority consent. Accordingly, the instructions to Form S-4 specifically allow registration of the securities to be issued to IXI Mobile security holders as this is one of the instances where the Commission determined registration was necessary.

We further respectfully wish to point the Staff to the merger of CEA Acquisition Corporation, a blank check company, and etrials Worldwide, Inc., the target company, which was consummated in January 2006. In that merger, similar to the situation present here, a majority of the etrials stockholders approved the merger by written consent while the remaining etrials stockholders were simply sent notice of the merger and informed of their appraisal rights. Under the Staff’s interpretation set forth in Comment No. 1, no investment decision would be made by the minority stockholders and as a result, the company would not be allowed to register the securities on a registration statement. Nevertheless, the Commission allowed the registration of the securities to be issued in the merger on a registration statement on Form S-4 (SEC File No. 333-129314) as no other exemption from registration was available. We therefore believe the same approach should be taken in this situation.

Finally, after discussion with the Staff, we were directed to the Commission’s “Aircraft Carrier” release (the “Release”), specifically with respect to the section on lock-up agreements and informed that in order to have the shares to be issued in the merger registered, a company would need to satisfy the parameters set forth in such section of the Release. While the Commission set forth a variety of proposed rules in the Release, such proposed rules were never adopted. Although the Commission solicited comments on the Release, it was determined that the proposed rules would not be adopted at that time and they still remain to be adopted. Accordingly, we respectfully believe that the Company should not be forced to comply with such proposed rules.

For the foregoing reasons, we continue to believe that the shares to be issued in connection with the merger between the Company and IXI Mobile may properly be registered on the Registration Statement.

2.
We note that one of the conditions contained in the merger agreement is the effectiveness of the S-4 initially filed on July 27, 2006. If your analysis concludes that the shares you have attempted to register may not be registered on such registration statement, please disclose impact upon the proposed merger, ITAC, and its shareholders.

As indicated above in response to comment 1, we continue to believe that the shares to be issued in connection with the merger between the Company and IXI Mobile may properly be registered on the Registration Statement. Accordingly, we respectfully believe this comment is inapplicable.

3.	Please provide the Staff with copies of all consents executed by those parties in the group you disclose to have already approved the merger by consent action.

We hereby supplementally provide the Staff with copies of the executed consents received in connection with the merger.

Mr. John Reynolds
November 13, 2006

4.
Please provide the Staff with a complete copy of the executed merger agreement, including all schedules, exhibits, and attachments. Please provide a detailed legal analysis as to materiality of information contained in the schedules, exhibits, and attachments not already filed, and the necessity of filing a complete copy on EDGAR.

Please be advised that all exhibits to the executed merger agreement were previously filed with the Commission via EDGAR as separate documents. We respectfully believe that the schedules to the executed merger agreement were not material and therefore were not required to be filed with the Commission. Notwithstanding the foregoing, we have re-filed a copy of the executed merger agreement with the schedules attached as Exhibit 2.1 to Amendment No. 2.

5.
Please advise the Staff of the reason(s) why the number of shares of ITAC stock to be reserved for issuance to holders of IXI options and warrants decreased from 1,373,423 to 1,353,500 between your initial filing and amendment 1.

The number of shares of the Company’s common stock reserved for issuance to holders of IXI Mobile options and warrants decreased from 1,373,423 shares in the original filing of the Registration Statement to 1,253,677 shares in Amendment No. 2 to the Registration Statement as a result of exercises of such IXI Mobile options and warrants between the initial filing of the Registration Statement and the filing of Amendment No. 1 to the Registration Statement and the exclusion of the issuance of shares of IXI Mobile common stock to Gideon Barak, the chairman of IXI’s board of directors. The issuance to Mr. Barak was erroneously included in the earlier converted figure since such shares are to be issued under IXI Mobile’s option plan. This decrease will be partially offset by additional issuances of options to purchase shares of IXI Mobile common stock which IXI Mobile intends to make prior to the consummation of the merger. Whenever a holder of IXI Mobile options or warrants exercises such securities, the number of actual shares of the Company’s common stock to be issued in the merger will be increased, while the number of shares of the Company’s common stock to be reserved for issuance upon exercise of IXI Mobile options and warrants will correspondingly be decreased. However, the total number of shares to be issued or reserved for issuance in the merger will never exceed 7,818,000 (the total number of shares registered on the Registration Statement).

Summary of the Material Terms of the Merger, page 1

6.
We reissue comment eight from our letter of September 6, 2006. We note your response that you have revised the disclosure as requested but could not locate such revisions. Briefly discuss the terms, including, but not limited to, the exchange ratio applied with respect to the exchange of options to purchase ITAC shares for the outstanding IXI options and warrants. Please advise or revise.

We have revised the disclosure in the Registration Statement as requested to indicate that each option and warrant to purchase one share of IXI Mobile common stock will, assuming certain exercises of outstanding warrants and the issuances of certain securities of IXI Mobile prior to the consummation of the merger, become an option or warrant to purchase 0.1487 shares of the Company’s common stock, with a corresponding adjustment in exercise price.

Mr. John Reynolds
November 13, 2006

ITAC's Recommendations to Stockholders, Reasons for the Merger, page 14

7.
We note the following disclosure: “After careful consideration of the terms and conditions of the merger agreement and the certificate of incorporation amendments, the board of directors of ITAC has determined that the merger and the transactions contemplated thereby…are fair to and in the best interests of ITAC and its stockholders.”

We also note the newly-added disclosure throughout your registration statement that “IXI's management currently anticipates that the combined company's total revenues for the year ending December 31, 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement. Therefore, in the opinion of IXI's management, there is a strong likelihood that the Revenue Shares will not be distributed to IXI's security holders and will be returned to ITAC for cancellation in accordance with the terms of the escrow agreement.”

Please disclose how “substantially short” the combined company's total revenues for the year ending December 31, 2006 will fall from the $45 million contained in the merger agreement.

Additionally, please disclose whether ITAC's board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light of developments since the board made its determination on February 28, 2006.

With respect to the Staff’s first question, we have revised the disclosure in the Registration Statement to provide readers with a better understanding of what the revenues for the year ending December 31, 2006 will be.

With respect to the Staff’s second question, in setting the revenue target, the parties selected a target that exceeded the parties’ expectations for the fiscal year ending December 31, 2006 rather than selecting a target that was likely to be achieved. Accordingly, the Company’s board of directors determined that the merger and the transactions contemplated thereby were fair and in the best interests of the Company and its stockholders without regard to whether IXI Mobile would meet the revenue target. However, the parties agreed that if such target was met, IXI Mobile would have exceeded expectations and therefore the original purchase price would have been below what was fair to IXI Mobile security holders. As a result, the Company would issue to IXI Mobile security holders an additional number of shares of the Company’s common stock only if such target was met. As such, because it appears that this target will not be met, the original determination by the Company’s board of directors that the merger and the transactions contemplated thereby are in the best interests of the Company and its stockholders remains accurate and no further re-evaluation is necessary. We therefore respectfully believe that no revision to the disclosure with respect to this question is necessary.

Mr. John Reynolds
November 13, 2006

Finder's and Other Fees, page 22

8. We note the disclosure “IXI was introduced to ITAC by Itzhak Wulkan Ventures Ltd. (“MN”), an unaffiliated entity with no relationships or affiliations with ITAC or any of its principals or affiliates.” Please disclose whether IWV, any of its principals or affiliates has any relationships or affiliations, past or present, with each of EarlyBirdCapital, Inc. and Maxim Group LLC.

We have revised the disclosure in the Registration Statement to indicate that neither IWV, nor any of its principals or affiliates, has any relationships or affiliations, past or present, with EarlyBirdCapital, Inc. or Maxim Group LLC.

Unaudited Pro Forma Condensed Consolidated Financial Information page 86

9. We note your response to prior comment 49. Please tell us in more detail how you determined that the contingent share issuances should be recorded similar to an equity restructuring with respect to the shares issued to your officers and directors. We note that your statement that the additional shares are not provided as compensation for future employment or performance of the officers appears to be inconsistent with the nature of the contingent shares, which will be released upon the achievement of revenue, net income and stock price targets, each of which appears to be performance related. Please advise or revise your disclosures accordingly.

As indicated below in response to comment 10, we believe that the substance of the transaction is best characterized as a recapitalization of IXI Mobile. Consequently, the contingent shares, assuming that the requisite conditions to such issuances are met, will not be issued to former owners of an acquired business, but rather to the stockholders of IXI Mobile, the accounting acquirer which is the entity being recapitalized. As such, we believe that the contingent shares issued to the stockholders of the accounting acquirer in a reverse acquisition should be accounted for in a manner similar to that of a stock dividend to IXI Mobile stockholders.

Further, the holders of IXI Mobile options prior to the merger will be entitled to the contingent shares in the same proportion as IXI Mobile shareholders, including the non-management stockholders. The mechanism of issuing contingent shares upon achievement of certain milestones was put in place by the parties in order to adjust the relative ownership percentages of the Company and IXI Mobile in the combined entity (and accordingly, the relative percentages of IXI Mobile’s equity holders), and was not created in an attempt to compensate any individual officers, employees and directors, or any group thereof, for their performance. We believe that although EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” is not directly related to a recapitalization transaction, the principles therein should be applied by analogy due to the similarity of the underlying issue. We believe that such analysis is supported by our view that the contingent consideration was intended to establish or verify the fair value of IXI Mobile and since the conditions for the issuance of the contingent shares will be applied equally to all stock/warrant holders (whether or not they originally received their securities through their employment status). We have included a more detailed discussion of the analysis set forth on Exhibit A attached hereto. Accordingly, we concluded that any contingent shares issued will not be issued as compensation based on the EITF’s guidelines.

Mr. John Reynolds
November 13, 2006

10.
We note your response to prior continent 50. Please clarify how you evaluated the impact of the post-merger voting rights in your determination of which company would be considered the accounting acquirer under SFAS 141. We note that you state that the stockholders of both 1XI and ITAC will hold 47.3% of the combined company, if the IXI options are included in the analysis, for which you note that over 90% are expected to be in the money upon the consummation of the merger_ However, we note that it appears that the 12,636,000 outstanding warrants of ITAC are also in the money based on your current stock price. Please provide a more comprehensive discussion of how you evaluated the voting rights under paragraph 17(a) of SFAS 141, specifically the impact of the contingently issuable securities for the IXI options, ITAC warrants and the 10,000,000 contingent shares, including your analysis of the probability of issuance of each category of contingent shares and the resulting impact on your paragraph 17(a) analysis. Also, please clarify how you evaluated the relative significance of the various factors that were evaluated in your determination of the accounting acquirer (e.g. - voting rights, board composition and senior management control).

An analysis of the voting rights pursuant to paragraph 17(a) of SFAS 141 led the Company to the conclusion that, upon the consummation of the merger, the Company’s security holders would hold 53% of the voting rights, and IXI Mobile’s security holders would hold 47% of the voting rights. The voting rights held by the Company’s security holders include the vested, in the money warrants, on a treasury method basis. The voting rights held by IXI Mobile’s security holders include the vested, in the money, options held by IXI Mobile’s senior management and employees, on a treasury method basis and the securities issued to IXI Mobile’s bridge lenders at the consummation of the merger. After taking into account the contingently issuable securities upon issuance of 9,000,000 out of 10,000,000 contingent shares, it appears that the IXI Mobile’s security holders would have greater voting rights than the Company’s security holders. We believe that this is not likely to occur upon the consummation of the merger, but possible during the period thereafter. We have included a more detailed discussion of the analysis set forth on Exhibit B attached hereto, which replaces our previous answer to question 50. Though the above analysis suggests that under certain scenarios which are more likely to occur, the Company will be considered as the accounting acquirer, under certain other scenarios IXI Mobile might be considered the accounting acquirer. Accordingly, we believe that the indicators provided by paragraphs 17(c) and 17(d) as detailed below, have more weight in determining the accounting acquirer.

Mr. John Reynolds
November 13, 2006

We find the guidelines contained within paragraph 17(b) of SFAS 141 “The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.” un-applicable in this transaction.

We believe that the board composition and senior management control factors are more significant in the determination of which entity is the accounting acquirer for the following reasons:

Paragraph 17 (c) of SFAS 141 states: “The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.” As we previously indicated to the Staff, upon the closing of the merger, the board of directors of the combined entity will be comprised of seven directors, of which IXI Mobile is appointing three and the Company is appointing two. The remaining two directors were selected by the mutual agreement of the Company and IXI Mobile. Although this breakdown is not guaranteed for subsequent years, the likelihood is that a change would not occur until at the earliest one year after the consummation of the transaction (the next likely time that an annual meeting of stockholders to elect directors would be held). Accordingly, in the board of directors of the combined company IXI Mobile’s nominees will have a greater influence than the Company’s nominees for a significant amount of time following the transaction.   Moreover, the market in which IXI Mobile operates has few direct players who compete in that field. Therefore, the unique knowledge of the IXI Mobile directors makes it vital to the combined company’s success in the future for their continued involvement on the Company’s board of directors.

Paragraph 17 (d) of SFAS 141 states: “The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity.” As we previously indicated to the Staff, current senior management of IXI Mobile will dominate the senior management of the combined company. Under SFAS 141, senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists. Upon closing of the merger, IXI Mobile officers will be appointed to the following positions: chief executive officer, chief financial officer, and those divisional heads reporting directly to them. Again, as the market in which IXI Mobile operates has few direct players who compete in that field, the unique knowledge of the IXI Mobile officers makes it vital to the combined company’s success in the future for their continued involvement in the Company’s ongoing management. This is evidenced by the fact that IXI Mobile senior management have entered into employment agreements that will continue following the consummation of the merger.

Mr. John Reynolds
November 13, 2006

Further, since the Company has no operations of its own, the value of the merger is dependent entirely upon the success of IXI’s Mobile’s operations and customer and other business relationships. Immediately after the merger, these factors will be managed to a significant degree by IXI Mobile’s current management team and, as indicated by the lengthy employment agreements with Messrs. Barak and Haller, it is the parties’ intention that IXI Mobile’s management team remain in place for a significant period after the consummation of the merger. These factors lend support for our conclusion that IXI Mobile should be deemed to be the acquirer for accounting purposes.

We believe that the guideline contained within paragraph 17 (e) of SFAS 141 “The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.” is irrelevant in this context, Footnote 9 to SFAS 141 specifically states that: “This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either …”.

For the foregoing reasons, we believe that, notwithstanding the voting rights analysis, IXI Mobile should be treated as the accounting acquirer.

11.
We note your disclosure regarding pro forma adjustment (1) on page 92. Please tell us how you determined that this adjustment was directly attributable to the proposed merger, factually supportable and expected to have a continuing impact. Further, we note that it appears to be inconsistent to eliminate the financial expenses relating to the credit line and bridge loan, while not also eliminating the related income from the trust fund, which would appear to exceed the amount of interest expense relating to the credit line and bridge loan. Please advise or revise your disclosures accordingly.

We have determined that the $250,000 adjustment was directly attributable to the merger since the bridge loan and the credit line will be automatically repaid within 60 days from the consummation of the merger, unless converted into equity as reflected in the pro forma balance sheet. As such, the related financing expenses have been eliminated in the pro forma financial statements to reflect the results of operations and balance sheet, after giving effect to such repayment. Furthermore, we have revised the disclosures in the Registration Statement to offset the related income from the trust fund, assuming the closing of the merger occurred as of January 1, 2006.

Mr. John Reynolds
November 13, 2006

Additionally, we revised the disclosure in the Registration Statement to eliminate the tax expenses which were incurred by the Company since the combined entity would not incur such taxes on interest income due to its carryforward losses.

Note 1 - General, page F-10

12.
We note your response to prior comment 52 and your disclosure on page F-12 regarding the sale of the software license to a foreign company and the resulting breach of the OCS grant agreement. Please tell us how you determined the amount of the recorded liability to allocate to continuing and discontinued operations. Revise your disclosures to include the information required by paragraph 17 of FITF 03-13, along with your basis for allocating the recorded liability between continuing and discontinued operations. In addition, please revise your disclosure to clarify that all of the operating systems unit's employees were terminated and the leased facilities used by the unit were closed as stated in your supplemental response.

The OCS approved a specific development plan for IXI Mobile for each of the years 2002 through 2004. In 2002, the OCS grant was for the development of the personal mobile gateway technology (“PMG”), which is part of the continuing operations, and in each of 2003 and 2004, the OCS grants were for the development of the Operating System (“OS”), which were classified as discontinued operations. Each plan was given a different reference number by the OCS and was clearly defined in terms of technology and amount being funded and each OCS grant was recorded in IXI Mobile’s books in a separate account. Accordingly, it is easily identifiable which grant is for the continuing operation and which grant is for the discontinued operation. As a result, a liability was recorded for the continuing operations in amount equal to the OCS grant made for the development of the PMG technology plus applicable interest and a liability was recorded for the discontinued operation in an amount equal to the OCS grants made for development of the OS plus applicable interest.

We have revised the disclosure in the Registration Statement to conform to paragraph 17 of EITF 03-13. The disclosures have been also revised to include the basis for allocating the recorded liability between continuing and discontinued operations and to clarify that IXI Mobile has terminated the employment of all OS business unit employees, closed the portion of its lease facilities that was occupied by the OS business unit, and abandoned assets of the OS unit business.

13.
We note your disclosures on pages F-12 and F-44 regarding the $540,000 adjustment to the previously recorded accrual relating to the discontinued operations. Please tell us whether this adjustment is related to the liability for the breach of the OCS grant agreement, and if so, how you determined that the amount should be recorded as general and administrative income, rather than being allocated between continuing and discontinued operations as the original accrual appears to have been recorded. Revise your disclosures as appropriate.

Mr. John Reynolds
November 13, 2006

The $540,000 adjustment was made due to a settlement between IXI Mobile and a certain subcontractor in respect to such subcontractor’s claims in regard to the discontinued operation. Such claims are not directly or indirectly related to IXI Mobile’s OCS liability. We have revised the disclosure in the financial statements to indicate the foregoing.

14.
We note that the adjustment appears to have been recorded subsequent to June 30, 2006. Since the adjustment relates to the valuation of a liability that existed at the balance sheet date, it appears that the adjustment should be recorded in the financial statements as of June 30, 2006. Refer to paragraph 8 of SFAS 5 and AU Section 560 of the Codification of Statements on Auditing Standards, and revise the financial statements accordingly, or tell us why you believe that no revisions are required. To the extent that the financial statements are restated, provide the disclosures required by paragraph 26 of SFAS 154.

We wish to advise the Staff that the adjustment was recorded in the financial statements as of June 30, 2006 as originally filed. We have revised the disclosure in the Registration Statement to clarify that the June 30, 2006 financial statements have been adjusted based on the settlement that was reached after June 30, 2006 but before the issuance of the financial statements as referred to in paragraph 8 of SFAS 5 and AU section 560 of the Codification of Statement on Auditing Standards.

15.
We note your response to prior comments 49 and 57, and your revised disclosure in Note 1(j) on page F-14. Please tell us how you determined that the reallocation of shares described in the first paragraph of your supplemental response to prior comment 49 would be considered an equity restructuring under FAS 123(8). An equity restructuring is defined in FAS 123(R) as a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend. We believe that it is implicit in this definition that all shareholders are treated equally. We note that the procedure described for the reallocation of any unexercised options within the first four years after the consummation of the merger appears to exclude the current ITAC shareholders, and accordingly, would not appear to meet the definition of an equity restructuring under FAS 123(R). Please advise and revise your disclosures accordingly.

As more fully described in our response to comments 9 and 10 above, our analysis suggests that the transaction is a recapitalization of IXI Mobile. Accordingly, all adjustments to equity instruments of IXI Mobile that are intended to protect the holders from dilution should be accounted for as an equity restructuring. While we agree with the Staff that an equity restructuring should affect all shareholders equally, it should be noted that this adjustment is only intended to correct a valuation inequity that is deemed to have existed at the time of the restructuring with respect to IXI Mobile stockholders. Accordingly, as outlined in our initial response to comments 49 and 57, we believe that such contingent shares do comply with the definition of equity restructuring in paragraph 53 of SFAS 123(R). We also refer the Staff to our response to comment 9 above which we believe is appropriate here as well.

Mr. John Reynolds
November 13, 2006

16.
We note the line item “vendor advance payments” on the June 30, 2006 balance sheet. Tell us and revise to disclose the circumstances under which you make advances to vendors (e.g., at request of vendor, discretionary payment, etc.) and explain how the amount of the advances are determined. Tell us whether the advances are repaid in cash or applied against future purchases and tell us the timing of resolving the advances. We note that no advance payments were recorded prior to June 30, 2006. To the extent that the advance payments have resulted from changes in your business practices, revise your disclosures under Item 101 of Regulation S-K accordingly.

IXI Mobile currently pays its Ogo suppliers prior to the date the Ogo units are shipped to IXI Mobile. The advance payments are based on the progress of the production, and are deducted from the total shipment payment which is accrued on upon the delivery of the Ogo units.

As the financial statements were originally filed, no advance payments were disclosed separately at December 31, 2005 and at December 31, 2004, since the amount of advance payment was immaterial for those periods. For the three months ended March 31, 2006, an advance payment of $1.4 million was recorded within other receivables and prepaid expenses, but was not separately presented. In the June 30, 2006 financial statements, we have presented this amount separately since we believe it provides a more appropriate disclosure and compliance with SEC regulations. We have revised the financial statements to separately reflect an advance payment of $140,000 in December 31, 2005.

Note 9 - Convertible Loans, page F-26

17.
Please tell us why the convertible loans outstanding at each of June 30, 2006 and December 31, 2005 are not classified as either a current or non-current liability, as appropriate, on the balance sheet. Please advise or revise your disclosures accordingly. With respect to the $6.3 million convertible loan outstanding at December 31, 2005, revise your disclosure in Note 9 to clarify why classification as current or non-current is appropriate.

The balances presented on such dates arose from two different loans. The balance as of December 31, 2005, amounting to $6.3 million, was recorded as a mezzanine balance rather than a current or non-current liability as it was converted into equity before the year end financial statements were signed and issued. We believe such classification is in accordance with the guidelines of SFAS 6 “Classification of Short-Term Obligations Expected to Be Refinanced”.

IXI Mobile demonstrated its ability to re-finance such amount, as such term is defined in SFAS 6, pursuant to paragraph 11(a) of that SFAS, since such amount relates to the post-balance-sheet-date issuance of a long-term obligation or equity securities.  Such amount was not presented as equity since the conversion of such loan occurred after the date of the December 31, 2005 financial statements and classification of the amount in equity was precluded by footnote 2 of SFAS No. 6. However, IXI Mobile believes that mezzanine classification with appropriate footnote distinguishes the amounts from those that are classified as liabilities that are contractually required to be repaid in cash.

Mr. John Reynolds
November 13, 2006

Regarding the June 30, 2006 balance amounting to $20 million which represents a long term convertible debt, the amount has been reclassified into non-current liabilities in accordance with the contractual terms of the note. We have revised the disclosure in the Registration Statement to clarify the basis for this classification.

Note 12 - Stockholders' Deficiency, page F-33

18.
We note your response to prior comment 58 and your revised disclosure in Note 12(g). Regardless of whether the original terms of the option agreements included such provisions, it would appear that the awards were exercised using full recourse notes with below market interest rates. As discussed in paragraph 40 of FIN 44, a modification to permit the grantee to exercise an award using a full recourse note that does not bear a market interest rate is considered an indirect reduction of the exercise price of the original award, and accordingly, variable accounting treatment is required for the award. We note that the stated interest rate of the notes was 2.75% and your cost of borrowing during the same time period was U.S Dollar Prime plus 9.2-9.4%, based on your disclosure in Note 8. Please revise the financial statements accordingly, or explain in more detail why you believe that variable accounting treatment is not required.

We believe that the market interest rate should be examined based on the employee’s cost of borrowing rather than that of IXI Mobile since the employee would compare his ability to gather needed funds against his own borrowing rate and not versus IXI Mobile’s borrowing rates. Accordingly, we believe that, IXI Mobile’s employees could have obtained, either in Israel or in the US having provided the same securities, a loan at an interest rate of LIBOR + 1.5%-2% (LIBOR equal to ~1%-1.25% at the relevant period), and could elect a fixed or linked interest rates, and therefore the loans have been provided at an interest rate which does not significantly deviate from the market interest rate for similar full recourse notes. If a variable accounting treatment was applied in this context, no additional compensation cost would have been recognized in the financial statements (other than the compensation costs that have been recorded and reflected in the financial statements upon the repurchase of shares of IXI Mobile common stock by waiving the promissory notes) since the fair market value of IXI Mobile common stock was lower than the exercise price of the options during the period from the date of the award and issuance of the promissory note until the date of its waiver.

Mr. John Reynolds
November 13, 2006

19.
We note your disclosure in Note 12(q) regarding the negotiations with the warrant holders that hold warrants which do not expire upon the effectiveness of the proposed merger. Please tell us how you intend to account for the modification of the warrants and revise your disclosures as appropriate.

The above mentioned warrants will be accounted for similar to equity awards which requires an adjustment to the fair value of the award. As such, the fair value of the modified award immediately after such modification will be compared with the fair value of the original award immediately before such modification. If there is an incremental value, an incremental compensation cost will be recognized as a financial expense. This amount will be recognized immediately since those warrants are fully vested. We have revised the disclosure in the Registration Statement to reflect the foregoing.

Israel Technology Acquisition Corporation Financial Statements

Note 4 - Shareholders' Equity, page F-53

20.
We note your response to prior comment 59, and Exhibit 4.1 to the Form 8-K filed on September 15, 2006. However, we do not believe that the revised language supports equity classification of the warrants under paragraph 17 of EITF 00-19. We note that the revised language does not specify that: (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Please advise or revise accordingly.

After discussion with the Staff’s accounting department, the Company has revised its Warrant Clarification Agreement to address the Staff’s comment and filed such restated Warrant Clarification Agreement as Exhibit 4.1 to Amendment No. 2.

21.
We note your response to prior comment 60, and Exhibit 4.2 to the Form 8-K filed on September 15, 2006. However, we do not believe that the revised language supports equity classification of the UPO under paragraph 17 of EITF 00-19. We note that the revised language does not specify that: (i) the UPO may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO. In addition, we note that the revised language discusses the net-cash settlement of the warrants rather than the UPO itself. Please advise or revise accordingly.

After discussion with the Staff’s accounting department, the Company has further clarified its Unit Purchase Options (“UPO”) issued in accordance with its initial public offering and filed the revised form of clarified UPO as Exhibit 4.4 to Amendment No. 2.

Mr. John Reynolds
November 13, 2006

22.
Please revise your disclosure regarding the warrants on pages 148-149, and elsewhere in the registration statement as appropriate, to discuss the conditions under which net cash settlement of the warrants would be permitted or required. If true, state that (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Also, revise to provide similar disclosures with respect to the UPO.

We have revised the disclosure in the Registration Statement to indicate the Company’s treatment of its warrants and UPO as permanent equity under paragraph 17 of EITF 00-19. We have further revised the disclosure to indicate that (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) the Company will not be required to net cash settle the warrants or UPO.

Statement of Operations, page F-56

23.
We note that the statement of operations and cash flow statement are presented for the three months ended June 30, 2006 and 2005, rather than the year-to-date periods as required by Rule 3-02(b) of Regulation S-X. In addition, since you are a development stage company as defined by SFAS 7, cumulative data since inception should also be presented. Refer to Rule 10-01(a)(7) of Regulation S-X. Please revise the financial statements and related disclosures accordingly.

We have revised the financial statements and related disclosures to present the financial information required by Rules 3-02(b) and 10-01(a)(7) of Regulation S-X as requested.

1934 Act Periodic Reports

24.
Please amend the quarterly reports for the periods ended June 30, 2006 and March 31, 2006, to provide the cumulative data since inception as described above. Please also provide year-to-date cash flow and statement of operations data for the periods ended June 30, 2006 and 2005 as required by Rule 10-01 (c)(2) and (3) of Regulation S -X.

The Company will amend its quarterly reports for the periods ended June 30, 2006 and March 31, 2006 to provide cumulative data since inception as well as to provide year-to-date cash flow and statement of operations data for the periods ended June 30, 2006 and 2005 as required by Rule 10-01(c)(2) and (3) of Regulation S-X.

Ogo Devices - Page 113

25.
We reissue comment 42 from our letter of September 6, 2006 in part. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders due to the decision by Cingular Wireless to terminate all sales and support in the United States for the OGO. We note your response that you have revised the disclosure to clarify the impact upon IXI and the potential impact upon the ITAC stockholders but were unable to locate such. Please advise or revise.

Mr. John Reynolds
November 13, 2006

IXI Mobile continues to evaluate the impact, if any, to IXI Mobile’s business of the decision by Cingular Wireless to terminate all sales and support in the United States for the Ogo. Currently, IXI Mobile does not anticipate this to have a substantial impact on IXI Mobile or its operations. We have revised the disclosure in the Registration Statement to indicate the foregoing.

26.
Please update your disclosure on page 112 that “IXI has recently learned that some Cingular subscribers using the Ogo have received a communication from Cingular stating that Cingular intends to discontinue the service in October 2006.” If IXI or ITAC has received any contact from Cingular with respect to such plans, please disclose the substance of such contact(s).

We have revised the disclosure in the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Israel Frieder Richard H. Gilden, Esq.

Mr. John Reynolds
November 13, 2006

Exhibit A

1. Factors involving terms of continuing employment

a) Linkage of continuing employment and contingent consideration:  The terms of continuing employment by selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement.  The relevant terms of continuing employment may be included in an employment agreement, purchase agreement, or some other document.  A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for postcombination services.  Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation.

The 10,000,000 additional shares are issuable to the IXI Mobile shareholders as a group, irrespective of whether they are officers or employees. In fact, if an employee forfeits options that were granted prior to the transaction but the company meets the performance conditions necessary to earn the contingent shares, those 10,000,000 shares (or any part of them, assuming the Company will meet only part of the milestones) will still be allocated among the other shareholders of IXI Mobile before the merger, including option and warrant holders. Meaning that continued employment of specific employees, or any employee of IXI Mobile is not a condition for issuing and allocating these shares among IXI Mobile shareholders, employees and other equity holders.

b) Duration of continuing employment:  If the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation.

There is no specific length of time of required employment as a basis for earning the contingent shares. While continued employment is necessary in order to vest in certain options that would share in the contingent shares, there is no direct relationship of the requisite service period for the options to the contingent share period.

c) Level of compensation:  Situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation.

IXI Mobile employees’ other compensation (excluding options and contingent shares to be issued) is at a reasonable level, and will not be adjusted upon the merger. Further more, IXI Mobile senior officers who will also be entitled to a portion of the additional shares will enter into new employment agreements upon the Merger, and by that increasing their compensation when compared to their former employment agreements with IXI Mobile.

Mr. John Reynolds
November 13, 2006

2. Factors involving components of shareholder group

a) If selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.

All of IXI Mobile employees and shareholders will be entitled to the contingent shares on the same ratio as their holdings prior to the merger. Accordingly this indicator does not suggest that the contingent shares to the employees is compensation.

b) The relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement.  For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for post combination services.  Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price.

Since the officers and key employees of IXI Mobile holds only relatively minor part of stock and are not considered as majority or the controlling shareholders in IXI Mobile, and since they will be entitled to the contingent shares on the same ratio as others, this fact may indicate that the contingent shares are additional purchase price rather than compensation.

3) Factors involving reasons for contingent payment provisions

a) Understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement.  For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price.  Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.

Mr. John Reynolds
November 13, 2006

The additional shares to be issued are based on several factors, such as target of revenues, net income and share price. Trigger in its fairness opinion provided ranges (based on low through high scenarios of projections provided by IXI Mobile) of values. Though the initial consideration and additional consideration to be paid by issuance of additional shares do not correlate on a 1:1 basis with the ranges of valuation, it can be observed that the mechanism was created by the parties to pay additional consideration if IXI Mobile meets the targets in its projections that supports the higher ranges of the valuation.

b) The formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement.  For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement.

The additional shares to be issued are based on several factors, such as target of revenues, net income and share price. As such, we do not believe it represents a typical profit sharing or revenue sharing arrangements, rather it suggests that the mechanism was intended to establish or verify the fair value of IXI Mobile.

Mr. John Reynolds
November 13, 2006

Exhibit B

Below is a table summarizing the percentages of voting rights at the consummation of the merger and assuming the issuance of 9,000,000 contingent shares to IXI Mobile security holders,, with the probability of its occurrence, as further detailed in our discussion below. The Table assumes that none of the Company’s stockholders demand conversion of their shares into a pro rata portion of the trust account.

Table 1:

	% held at closing	% assuming 9M contingent shares are issued
Probability	Higher	Possible
IXI Stockholders*	47%	67%
ITAC Stockholders**	53%	33%
TOTAL	100%	100%

* Includes vested, in the money, options held by senior management and employees of IXI, on a treasury method basis, as well as the shares issued to the Bridge Lenders of IXI upon the merger since the bridge loan was granted to IXI and may be converted into IXI shares if the merger is not consummated

** Includes 7,818,000 issued and outstanding shares, as well as in the money outstanding Warrants, on a treasury method basis.

In the event that 9,000,000 out of the 10,000,000 contingent shares are issued to IXI Mobile stockholders and option holders further to the achievement of all the milestones set forth in the merger agreement, the percentage of IXI Mobile stockholders will increase to 67% for IXI Mobile stockholders and 33% for the Company stockholders, as set forth in Table 1 above. We believe the probability of achieving all the milestones set forth in the merger agreement is remote.